EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Nine Months Ended
	Septemer 30,		September 30,
(dollar amounts in thousands)	2008	2007	2008	2007
Pretax income from continuing operations before adjustment for minority interest or income (loss) from unconsolidated subsidiaries	$334	$22,330	$17,563	$48,379
Add:
Fixed charges	7,312	8,295	22,399	20,969
Dividends received	—	—	222	1,270

Adjusted pretax income	$7,646	$30,625	$40,184	$70,618

Fixed charges:
Interest expense	$6,089	$7,461	$18,982	$18,762
Estimate of interest within rental expense	1,223	834	3,417	2,207

Total fixed charges	$7,312	$8,295	$22,399	$20,969

Ratio of earnings to fixed charges	1.0	3.7	1.8	3.4